Filed by Atlas Crest Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atlas Crest Investment Corp.

Commission File No. 001-39668

Date: February 23, 2021

Archer Announces Commitment To Launching Its Urban Air Mobility Network In Los Angeles By 2024

•	Archer, a leader in the Urban Air Mobility (“UAM”) space commercializing electric vertical takeoff and landing (“eVTOL”) aircraft, has announced its commitment to launching its first UAM network in Los Angeles by 2024.

•	Archer’s partnership with the city of Los Angeles will work to address some of Southern California’s mobility challenges, offering people a new option to travel in and around dense cities in a fast, safe, sustainable, and cost-effective manner.

•	The news follows the formation of the Urban Air Mobility Partnership, announced by Los Angeles Mayor Eric Garcetti in December 2020. A first-of-its-kind initiative in the U.S. to make Los Angeles the unmistakable leader on Urban Air Mobility, the program will develop strategies for the integration of UAM into existing transportation networks and land use policies.

February 23, 2021 - Palo Alto, CA — California-based Archer, who are designing and developing electric vertical takeoff and landing aircraft (eVTOL), today announced their commitment to launching their first Urban Air Mobility (UAM) network in Los Angeles by 2024. Archer is excited to explore the potential for UAM to address some of Southern California’s mobility challenges and provide a new option for people to travel more freely in and around dense metropolitan areas.

Archer’s UAM platform will move people throughout cities in a fast, safe, sustainable, and cost-effective manner. The fully electric vertical takeoff and landing aircraft is expected to travel distances of up to 60 miles at 150 mph using technology available today, transforming how people approach everyday life, work and adventure, while benefiting the environment and working towards a future zero-emissions world. Archer’s recently announced merger with Atlas Crest Investment Corporation (NYSE: ACIC) and a $1bn commercial order from United Airlines, which is subject to United’s business and operating requirements, values the company at $3.8 billion and puts Archer in prime position to integrate UAM as part of cities’ future transportation networks.

A demonstration of its commitment to Los Angeles, Archer is supporting efforts to educate the city’s residents about the new transportation technology. Los Angeles Mayor Eric Garcetti announced the Urban Air Mobility Partnership in December 2020, a first-of-its-kind initiative in the U.S. to make Los Angeles the unmistakable leader on Urban Air Mobility. A collaboration between the Mayor’s Office, the Los Angeles Department of Transportation (LADOT), and Urban Movement Labs (UML), the program will develop strategies for the integration of UAM into existing transportation networks and land use policies.

“Our partnership with the City of Los Angeles will be one of our major milestones in bringing quick, safe, affordable everyday flight to dense urban locations,” said Adam Goldstein, co-Founder and co-CEO of Archer.

“In identifying our first city partnership, it was critical to have a shared vision when it comes to how people will move around more seamlessly and with less impact on the environment around them,” added Brett Adcock, co-Founder and co-CEO of Archer. He added “working with Urban Movement Labs will be invaluable as we collectively advance our programs ahead of our first customer flights in 2024.”

“Archer’s commitment to launch their first eVTOL aircraft in one of United’s hubs means our customers are another step closer to reducing their carbon footprint at every stage of their journey, before they even take their seat,” said Michael Leskinen, Vice President of Corporate Development and Investor Relations at United Airlines. “We’re confident that Los Angeles is only the beginning for Archer and we look forward to helping them extend their reach across all of our Hubs.”

Urban Movement Labs and the City of Los Angeles plan to collaborate to develop the design and access of “vertiports,” a new piece of L.A.’s transportation network where people can go to fly on an urban air mobility aircraft.

“Our vision is to improve mobility, reduce congestion, create employment, and promote healthier communities through public and private sector collaboration,” said Lilly Shoup, Executive Director of Urban Movement Labs. “Working with companies like Archer which are at the forefront of technological innovation in the emerging UAM space delivers a unique opportunity to take the perspective of our programs beyond just the two dimensions of roads and railways, and into the skies.”

About Archer

Archer’s mission is to advance the benefits of sustainable air mobility. Archer’s goal is to move people throughout the world’s cities in a quick, safe, sustainable, and cost-effective manner. Archer is designing and developing electric vertical takeoff and landing (eVTOL) aircraft for use in Urban Air Mobility that can carry passengers for 60 miles at speeds of up to 150 mph while producing minimal noise. Archer’s team is based in Palo Alto, CA. To learn more, visit www.archer.com

For Media

Louise Bristow
C: 818 398 8091
louise@flyarcher.com
archer@launchsquad.com

About Urban Movement Labs

Urban Movement Labs is a first-of-its-kind mobility-innovation organization that links government, businesses, and community members to modern technology solutions to help solve transportation challenges in the City of Los Angeles. With the support of Los Angeles’ Mayor’s Office, Urban Movement Labs aims to make Los Angeles the model city for safe, sustainable, equitable, and efficient movement of people and goods and replicate these learnings around the world. For more details, please visit: https://www.urbanmovementlabs.com/ | Twitter: @UrbanMvmtLab

For Media

Jorge Canez
 jorge@urbanmovementlabs.com

Additional Information

In connection with the Business Combination, Atlas intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Atlas will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Atlas will send to its shareholders in connection with the Business Combination. Investors and security holders of Atlas are advised to read, when available, the proxy statement/prospectus in connection with Atlas’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of Atlas as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 399 Park Avenue New York, New York 10022.

Participants in the Solicitation

Atlas, Archer and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Atlas’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Atlas’ directors and officers in Atlas’ filings with the SEC, including the Registration Statement to be filed with the SEC by Atlas, which will include the proxy statement of Atlas for the Business Combination, and such information and names of Archer’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Atlas, which will include the proxy statement of Atlas for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Atlas and Archer, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Atlas’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Atlas and Archer. These statements are subject to a number of risks and uncertainties regarding Atlas’ businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the early stage nature of Archer’s business and its past and projected future losses; Archer’s ability to manufacture and deliver aircraft and its impact on the risk of investment; Archer’s dependence on United Airlines for its current aircraft orders and development process, and the risk that United Airlines cancels its contracts with Archer; risks relating to the uncertainty of the projections included in the model; the effectiveness of Archer’s marketing and growth strategies, including its ability to effectively market air transportation as a substitute for conventional methods of transportation; Archer’s ability to compete in the competitive urban air mobility and eVTOL industries; Archer’s ability to obtain expected or required certifications, licenses, approvals, and authorizations from transportation authorities; Archer’s ability to achieve its business milestones and launch products on anticipated timelines; Archer’s dependence on suppliers and service partners for the parts and components in its aircraft; Archer’s ability to develop commercial-scale manufacturing capabilities; regulatory requirements and other obstacles outside Archer’s control that slow market adoption of electric aircraft, such as Archer’s inability to obtain and maintain adequate facilities and Vertiport infrastructure; Archer’s ability to and hire, train and retain qualified personnel; risks related to Archer’s Aerial Ride Sharing Business operating in densely populated metropolitan areas and heavily regulated airports; adverse publicity from accidents involving aircraft, helicopters or lithium-ion battery cells; the impact of labor and union activities on Archer’s work force; losses resulting from indexed price escalation clauses in purchase orders and cost overruns; regulatory risks related to evolving laws and regulations in Archer’s industries; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Atlas Crest or Archer is not obtained; a decline in our securities following the business combination if it fails to meet the expectations of investors or securities analysts; our inability to protect our intellectual property rights from unauthorized use by third parties; our need for and the availability of additional capital; cybersecurity risks; the dual class structure of our common stock, which will limit other investors’ ability to influence corporate matters; the amount of redemption requests made by Atlas Crest’s public stockholders; the ability of Atlas Crest or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in Atlas Crest’s final prospectus filed on October 29, 2020, under the heading “Risk Factors,” and other documents of Atlas Crest filed, or to be filed, with the SEC.  If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Atlas presently does not know or that Atlas currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Atlas’ expectations, plans or forecasts of future events and views as of the date of this communication. Atlas anticipates that subsequent events and developments will cause Atlas’ assessments to change. However, while Atlas may elect to update these forward-looking statements at some point in the future, Atlas specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Atlas’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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